UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
  This non-material amendment is filed to update the Perks section.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Flyover, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

February 24, 2023

Physical Address of Issuer:

1910 Thomes Avenue, Cheyenne, Wyoming 82001, United States

Website of Issuer:

https://jointheflyover.com/

Is there a Co-Issuer? __X__ ***Yes*** ___ ***No***

Name of Co-Issuer:

The Flyover Subscriber Fund SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 9, 2025

Physical Address of Co-Issuer:

1910 Thomes Avenue, Cheyenne, Wyoming 82001, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $38,000 advance setup fee and $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third-party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Non-Voting Units

Target Number of Securities to be Offered:

4,855

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$10,001.30

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,999.04

Deadline to reach the Target Offering Amount:

April 1, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

20

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$645,084	$90,614
Cash & Cash Equivalents	$180,783	$30,651
Accounts Receivable	$464,301	$59,963
Current Liabilities	$491,461	$68,940
Long-Term Liabilities	$481,036	$175,000
Revenues/Sales	$2,367,457	$324,163
Cost of Goods Sold**	$555,729	$133,861
Taxes Paid	$0	$0
Net Income/(Loss)	$(174,087)	$(154,326)

*   Reflects the financial results for the Crowdfunding Issuer, The Flyover, LLC, from inception on February 24, 2023. Exhibit G, attached hereto and made a part hereof, includes the audited financials for the Crowdfunding Issuer and the audited inception financials for the Co-Issuer, which was formed on May 9, 2025.

** Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Investor and Co-Issuer
Exhibit D: Operating Agreement of Co-Issuer
Exhibit E: Operating Agreement of Issuer, and Amendment Thereto
Exhibit F: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit G: Financial Statements

Offering Statement (Exhibit A)
August 25, 2025

THE FLYOVER, LLC



Up to $4,999,999.04 of Non-Voting Units

The Flyover, LLC ("*Flyover*," the "*Company*," "*we*," "*us*," or "*our*") is offering a minimum amount of $10,001.30 (the "*Target Offering Amount*") and up to a maximum amount of $4,999,999.04 (the "*Maximum Offering Amount*") of Non-Voting Units (the "*Securities*"), at a purchase price of $2.00 per Non-Voting Unit on a best efforts basis as described in this Form C/A (this "*Offering*"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through The Flyover Subscriber Fund SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "*Co-Issuer*"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2026 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("*Investors*" or "*you*") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$730.00	$62.05	$667.95
Investor Processing Fee (4)	$21.90	$1.86	$20.04
Target Offering Amount	$10,001.30	$850.11	$9,151.19
Maximum Offering Amount	$4,999,999.04	$424,999.92	$4,574,999.12

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $38,000 payment and a $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three percent (3.0%) of the Investor's investment amount, which is subject to a maximum fee of $300 ("***Investor Processing Fee***"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://jointheflyover.com/
.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is August 25, 2025

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"*Intermediary*"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Flyover, LLC (the "*Company*") operates a newsletter distributed via email, podcast, and text messages. It offers unbiased, fact-based news on a daily basis on a national level as well as several state-level editions. We aim to be the morning news lifeline for tens of millions of Americans who are ready to ditch legacy media outlets. Our revenue model consists of offering the newsletter for free and selling ad space to digital marketers.

The Company was formed as a limited liability company in Wyoming on February 24, 2023, and is headquartered in Colorado. The Company has no subsidiaries. The Company's website is https://jointheflyover.com/.

The Company is currently a wholly-owned subsidiary of Pop Acta Media, a Florida corporation ("*Pop Acta*"). Pop Acta was formed as a result of the merger of two leading conservative email publishers: American Media Source and The Wintermind Group.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.jointheflyover.com (the "*Investor Website Page*") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

MANAGERS, OFFICERS, AND KEY PERSONS

The managers, officers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Guy Short	Founder and Chairman	Founder and Chairman of The Flyover, LLC, 2023 – Present. Chairman of Pop Acta Media, 2021 – Present. Responsible for product vision and Company strategy. Chief Strategist of Push Digital Group, 2022 – Present. Responsible for strategy.	University of California at Santa Barbara, graduated with a B.A in Political Science, 1991.
Jacob Leis	Founder, Managing Director and Manager	Founder, Managing Director and Manager of The Flyover, LLC, 2023 – Present. Chief Executive Officer of Pop Acta Media, 2021 – Present. Oversees corporate services and drives technology strategy.	Attended Colorado State University, 2002

Cole Strehlow	Chief Executive Officer	Chief Executive Officer of The Flyover, LLC, 2023 – Present. Executes Company strategy and drives organizational goals.	Northland International University, graduated with B.A in Theology, 2010.

Biographical Information

Guy Short: Guy is the Founder and Chairman of the Company and serves as Board Chairman of Pop Acta Media, a digital marketing firm assisting political and non-profit clients. He also acts as Chief Strategist for Push Digital Group. Guy's extensive background includes roles such as chief of staff on Capitol Hill, senior advisor, and national director for a presidential campaign, along with principal fundraising and consulting for multiple senatorial and congressional efforts. Guy sits on the board of the National Right to Work Committee.

Jacob Leis: Jacob is the Founder and Managing Director of the Company. Jacob has over 25 years of experience in audience development and brand growth, with deep expertise across multiple marketing channels, including direct mail, text messaging, video, digital display, and email. A serial entrepreneur with a proven track record, Jacob has successfully founded and scaled multiple ventures in the digital marketing space. He is a seasoned team builder, having grown organizations from early-stage startups to high-performing teams of dozens. As CEO of Pop Acta, he leads strategic growth initiatives that deliver measurable impact for nonprofit and direct-to-consumer brands.

Cole Strehlow: Cole is the Chief Executive Officer of the Company. Cole grew up in the heart of Flyover Country. He honed his work ethic on construction sites and oilfields before finding work in his real passions: digital marketing and the written word. He was the first hire for a fundraising startup, growing into a management role and playing a key role in a successful merger. After building a team that raised over $10 million over several years, Cole jumped at the chance to help launch a new project: The Flyover. In the early days, he wrote every edition himself. Since then, he's built a team of 30 people that handle growth, sales, tech support, and content creation for ten distinct Flyover editions.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): The Flyover Subscriber Fund SPV, LLC (the "***Co-Issuer***"), located at 1910 Thomes Avenue, Cheyenne, Wyoming 82001, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.jointheflyover.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

The Flyover, LLC operates a newsletter distributed via email, podcast, and text messages. It offers unbiased, fact-based news on a daily basis on a national level as well as several state-level editions. We aim to be the morning news lifeline for tens of millions of Americans who are ready to ditch legacy media outlets. Our revenue model consists of offering the newsletter for free and selling ad space to digital marketers.

Business Plan

The Company puts all the information related to Politics, Sports, Business, or Science & Technology into a single newsletter sent via email every weekday. Each edition is comprehensive but condensed, first-class but easy to read. We take the information throughout the mainstream media, whether it comes from CNN, Fox News, MSNBC, or somewhere else, and share it without an agenda.

The Company seeks to sell advertising mainly in three forms; (i) affiliate links that are placed in the newsletter and generate revenue on a per click or per sale basis, (ii) direct sales of ads that generate revenue on a flat fee negotiated by our sales team with the ad purchaser, and (iii) dedicated emails that are distributed to our subscriber base separate from the newsletter generating revenue on a flat fee negotiated by our sales team.



The Company's Products and/or Services

Product / Service	Description	Current Market
Newsletter	Delivering unbiased, fact-based news daily, with no spin or agenda. Straight facts in a newsletter delivered as an email free from political noise.	Large digital agencies who are placing purchases for several different internal clients.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's competitors include other forms of digital advertising such as other email newsletters, website display ads, and social media advertising like Facebook, Twitter, etc.

Customer Base

Our customer base is generally consists of subscribers who tend to be slightly older and above average wealth. The current subscriber base is 2.5 million active users. The national edition represents 1.3 million users with the rest being active on state level newsletters like The Texas Flyover and Flyover Florida.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Serial #	Title	Description	File Date	Grant Date	Country
97856253	THE FLYOVER	Service Mark	March 24, 2023	April 9, 2024	USA
97856131	THE FLYOVER	Service Mark	March 24, 2023	April 9, 2024	USA

The Company also owns about 4 dozen domain names that are variations of our national domain and future state variations, such as jointheflyover.com, thetexasflyover.com, and flyoverflorida.com.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, we are subject to regulation by Federal and State Data Privacy laws, as well as Telecommunications Laws like CAN-SPAM. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company has 20 full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Bonus Non-Voting Units to Special Investors:

Funded Investment Amount Received From*:	Bonus Non-Voting Units**
Individuals who invest during the first 96-hour period after the Offering is launched	20%***
Existing Subscribers to The Flyover Prior to Launch of the Offering that Invest after the first 96-hour period after the Offering is launched	5%

* For purposes of the above table, Funded Investment Amount means each funded investment from an eligible Investor during the specified time period, where the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded their purchase of Securities and DealMaker has approved their investment following its compliance review, including AML screening.
**Bonus Non-Voting Units shall have the same terms as the Non-Voting Units issued in the Offering.
***INVESTORS WHO RECEIVE THIS PERK MAY NOT STACK IT WITH ANY OTHER PERKS LISTED IN THIS FORM C/A

Bonus Non-Voting Units to Be Issued Based on Total Company Funded Investment Amount:

Total Funded Investment Amount Received By the Company During the Offering Period*:	Bonus Non-Voting Units**
$0 to $999,999.99	10%
$1,000,000.00 to $2,000,000.00	5%

*For purposes of this table, Funded Investment Amount means the total funded investment from all Investors during the Offering Period where the Investors have completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded their purchases of Securities and DealMaker has approved their investments following its compliance review, including AML screening. For the sake of clarity, only one of the above Bonus Non-Voting Units percentages will be provided to Investors.
** Bonus Non-Voting Units shall have the same terms as the Non-Voting Units issued in the Offering.

Large Investor Bonus Non-Voting Units (based on a single investment and not aggregate investments):

Funded Investment Amount*	Bonus Non-Voting Units**
$10,000.00 to $19,999.99	5%
$20,000.00 and above	10%

*For purposes of the above table, Funded Investment Amount means each funded investment from an Investor during the Offering Period, regardless of whether the investor has made other investments in the Offering Period, where the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded their purchase of Securities and DealMaker has approved their investment following its compliance review, including AML screening. For the sake of clarity, multiple investments will not be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus Non-Voting Units shall have the same terms as the Non-Voting Units issued in the Offering.

For the sake of clarity, Bonus Units to Existing Subscribers to The Flyover Prior to the Launch of the Offering that Invest after the first 96-hour period after the Offering is launched, Bonus Non-Voting Units Issued Based on the Company Total Funded Investment Amount and Large Investor Bonus Non-Voting Units (per each investment) can be stacked together. Bonus Units to Investors who invest during the first 96-hour period after the Offering is launched CANNOT be stacked together. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to determine Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is 100% owned by Pop Acta Media, majority owned by the Company's founders and Managers, and such entity exercises voting control.

Prior to the Offering, the Company is wholly-owned by Pop Acta Media ("***Pop Acta***"), which is majority owned by the Company's founders and Managers. Subject to any fiduciary duties owed to other members under Wyoming law, Pop Acta will be able to exercise complete influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Pop Acta may have interests that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Pop Acta could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Board of Managers, executive officers and key personnel.

We are dependent on our Board of Managers, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our Board of Managers, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding subscribers to our newsletter, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a newsletter for subscribers. The amount of subscribers to our newsletter and our client's level of engagement, along with our ability to sell advertising, will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active subscribers to our newsletter and our ability to sell advertising to firms. If clients and/or advertisers do not perceive our newsletter thereunder to be useful, reliable, and trustworthy, or revenue generating for advertisers, we may not be able to attract or retain subscribers or advertisers or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active subscriber base or engagement levels in the future.

Our business could be adversely affected if there is a decline in advertising spending.

Advertisers are a key revenue source for our newsletters. A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars on other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of newsletters; (ii) the increased use of technology to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company for its newletters may be adversely affected by a decline in subscribers for our content. All of the above could have a material impact on our revenues, operations and financial performance.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact on our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, we are subject to regulation by Federal and State Data Privacy laws, as well as Telecommunications Laws like CAN-SPAM. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all. Additionally, our business relies on the playing of, and participation in, sports and other activities in an outdoor setting which can be significantly impacted by any of the above factors.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.50%) of the dollar amount raised in the Offering, plus a $38,000 advance setup fee and $15,000 monthly fee for use of the platform and marketing services. The compensation paid by the Company to the Intermediary may impact on how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

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Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in The Flyover Subscriber Fund SPV, LLC, becoming a member of the SPV, and that investment purchases our Non-Voting Units. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Operating Agreement (defined herein), regarding the Non-Voting Units. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Securities or as a member, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to request the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. Additionally, investors in the Co-Issuer will indirectly hold only Non-Voting Units and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Operating Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information.

Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Non-Voting Units at $2.00 per unit, plus a 3.0% Investor Processing Fee, which is subject to a maximum fee of $300 (see "Offering" for further details on this Investor Processing Fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for units in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third-party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Non-Voting Units before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to primarily raise additional capital to pursue marketing activities to increase readership. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,001.30
Name of Securities	Non-Voting Units
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	4,855
Maximum Offering Amount	$4,999,999.04
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,427,184*
Price Per Security	$2.00**
Minimum Individual Investment Amount	$1,001.16[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 1, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 23 hereof.
Voting Rights	None. See the description of the voting and control rights on page 26.

*   Does not include Bonus Non-Voting Units that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Non-Voting Units to be issued is 849,514.

**   Does not include the Investor Processing Fee of three (3.0%) of the Investor's investment amount charged to each Investor by the Company, which is subject to a maximum fee of $300. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

\+   Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer, The Flyover Subscriber Fund SPV, LLC (the "***Co-Issuer***"), located at 1910 Thomes Ave, Cheyenne WY 82001, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://jointheflyover.com/, or for the Offering at https://invest.jointheflyover.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("***Escrow Agent***") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such a new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,001.30, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,999.04, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Issuer's progress towards reaching its Target Offering Amount may be found at https://invest.jointheflyover.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("*Dealmaker*" or "*Intermediary*"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.50%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $38,000 advance setup fee and a $15,000 monthly fee for the use of the platform and marketing services. Additionally, the Company must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "*accredited investor*" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Scale Readership (1)	60%	$6,001	52%	$2,599,999
Advanced Data Analytics (2)	8%	$800	10%	$500,000
Executive Talent Acquisition (3)	8%	$800	10%	$500,000
Podcast Development (4)	8%	$800	10%	$500,000
Text Messaging Channel Development (5)	8%	$800	10%	$500,000
Total	**100%**	**$10,001[+]**	**100%**	**$4,999,999[+]**

+   These figures are rounded to the nearest whole dollar.
*   In addition to the eight and one-half percent (8.50%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $38,000 payment and a $15,000 monthly fee for use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3.0%), which is included in the table above as part of the amount raised in the Offering.

The Company reserves the right to adjust the allocation of proceeds outlined below to align with its business plan and liquidity needs. For instance, changes in economic conditions may necessitate modifications to marketing strategies or working capital requirements. The following provides detailed descriptions of how we intend to utilize the net proceeds of this Offering for any category exceeding ten percent (10%) of the total proceeds, to help investors understand the intended use of funds.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering the categories in the table above intended to assist you in understanding how the offering proceeds will be used.

(1)   <u>Scaling Readership Growth</u>: Increased readership enhances the profitability of the Company by widening the margin between advertising revenue and content creation costs. We plan to allocate funds to robust marketing initiatives to attract new subscribers, driving readership growth and improving financial margins.

(2)   <u>Enhancing Data Analytics</u>: Reader preferences, conveyed through engagement metrics and direct feedback, guide our content strategy. We will invest in hiring specialized data analysts to optimize content selection and presentation, thereby improving reader retention and engagement.

(3)   <u>Recruiting Executive Talent</u>: As the Company expands in scale and complexity, maintaining operational efficiency and fostering growth require top-tier leadership. We will allocate proceeds to attract and retain high-caliber executives to strengthen our second-tier management team.

(4)   <u>Developing a Podcast Platform</u>: Building on the proven success of the Company's core messaging and newsletter product, we aim to extend our brand into podcasting to reach new audiences. This expansion will involve significant investment in production capabilities and targeted audience development to ensure profitability.

(5) <u>Establishing a Text Messaging Channel</u>: Leveraging the established success of the Company's newsletter, we will adapt our core product for delivery via text messaging to engage new audience segments. This initiative will require substantial investment in production processes and audience outreach to achieve profitable growth.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Non-Voting Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2026 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, along with the Subscription Agreement between the Investor and the Co-Issuer in <u>Exhibit C</u> and the Co-Issuer's Operating Agreement in <u>Exhibit D</u>, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a member of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Non-Voting Units**
> **Offering Minimum: $10,001.30**
> **Offering Maximum: $4,999,999.04**
> **Purchase Price Per Unit of Security Offered: $2.00 (does not include a 3.0% Investor Processing Fee charged to each Investor, which is subject to a maximum fee of $300)**
> **Offering Deadline: April 1, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Non-Voting Units being held by the Co-Issuer). The rights of the Non-Voting Units may be changed by an amendment to the Company's Operating Agreement. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and Co-Issuer's Operating Agreement, the primary documents governing voting and the rights of the Securities are the Company's Operating Agreement, dated February 24, 2023, as amended on May 22, 2025 (collectively, the "***Operating Agreement***") attached as <u>Exhibit E</u>. All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's Operating Agreement.

The Voting Common Units of the Company have superior voting rights to the Securities (Non-Voting Units have no voting rights) being sold in this Offering. Except for voting rights, the Voting Common Units and Non-Voting Units have the same rights and preferences.

By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Company, attached as <u>Exhibit F</u>, and will be subject to the terms and conditions of the Company's Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,999.04 and a minimum of $10,001.30 worth of its Non-Voting Units. The investment will be made through The Flyover Subscriber Fund SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,001.30 by April 1, 2026. Unless the Company raises at least the Target Offering Amount of $10,001.30 under the Regulation CF offering by April 1, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 1, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,999.04 maximum raise.

The minimum investment per investor is $751.90, which includes a $21.90 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting Units. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Non-Voting Units as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Operating Agreement. For a complete description of our equity interests, you should refer to our Operating Agreement, and to the applicable provisions of Wyoming law.

On May 22, 2025, the Company amended its Operating Agreement to create two classes of Units: (i) Voting Common Units (the "***Voting Common Units***"), and (ii) Non-Voting Units (the "***Non-Voting Units***"). **Voting Common Units provide for voting rights while Non-Voting Units do not have voting rights.** Except with respect to voting rights, all Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C/A, 17,500,000 Voting Common Units are issued and outstanding. No Non-Voting Units are currently issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C/A, the Issuer's outstanding equity interests consists of:

Type	Voting Common Units
Units Outstanding	17,500,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Voting Common Units at a later date. The issuance of such additional Voting Common Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no additional securities outstanding:

Voting and Control

The Securities do not have voting rights. As such, Investors will have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Non-Voting Units) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The primary documents governing voting and the rights of the Securities are the Company's Operating Agreement attached as Exhibit E. Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; and (iv) transferability. All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's Governing Documents.

By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Company, attached as Exhibit F, and will be subject to the terms and conditions of the Company's Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional Units or other convertible securities to other parties. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of Units outstanding could result from a Units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds or warrants) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit reducing the value of a Unit.

What it Means to be a Minority Holder

Investors in our Non-Voting Units, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Pop Acta Media*	17,500,000 Voting Common Units	100%

* This entity is 100% owned by Pop Acta Media for which Jacob Leis is the Chief Executive Officer and Guy Short is the Chairman.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Voting Units	$1,000	17,500,000*	N/A	February 24, 2023	Section 4(a)(2)

* In connection with the amendment of its Operating Agreement, the Company converted outstanding Units as of such date into Voting Units.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


DEBT


As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Unsecured Private Loan to Pop Acta Media
Principal Amount Outstanding	$185,000
Interest Rate and Amortization Schedule	3.74% per annum Interest paid annually every March 1st
Description of Collateral	Unsecured
Maturity Date	On Demand

Type	Unsecured Private Loan from affiliated party*
Principal Amount Outstanding	$301,985.86
Interest Rate and Amortization Schedule	3.89% per annum Monthly payments of principal and interest of $1,847.70.
Description of Collateral	Unsecured
Maturity Date	November 1, 2029

*This loan has a liquidation preference over other outstanding loans and obligations of the Company.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) In March 2023, Pop Acta Media, Inc., the parent company of the Company, provided an unsecured loan to the Company in the amount of $185,000. The interest rate on the loan is 3.74% per annum and interest is paid annually every March 1st. The principal balance of the loan is due on demand by Pop Acta Media, Inc. As of the date of this Form C/A, the current principal balance is $185,000.

(b) In May 2024, an affiliate of the Company (an over 20% owner of Pop Acta Media, Inc., the parent company of the Company), provided an unsecured loan to the Company in the amount of $312,029. The interest rate on the loan is 3.89% per annum. Pursuant to the Loan Agreement, the Company shall make monthly payments of principal and interest in the amount of $1,847.70. Additionally, the loan was granted a liquidation preference over other Company loans and obligations. The loan matures on November 1, 2029. As of the date of this Form C/A, the current principal balance is $301,985.

(c) The Company shares certain personnel, office rent and IT facilities with Pop Acta Media LLC and O2M Digital. Costs are allocated based on each Company's headcount and are charged at cost. As of December 31, 2024 and 2023, the Company incurred service fees of $930,941 and $64,000, respectively.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of May 31, 2025, the Company had an aggregate of approximately $76,269 in cash and cash equivalents. Due to the Company's profitability, with no average monthly net loss, the Company has an indefinite runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (and to cover any differences between the amount raised in the Offering and the Maximum Offering Amount), the Company intends to concurrently raise additional capital by offering to sell securities, including but not limited to, Voting Common Units and/or Non-Voting Units, SAFEs (Simple Agreement for Future Equity), or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $35,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This non-material amendment is filed to update the Perks section.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at https://invest.jointheflyover.com.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://jointheflyover.com/

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

The Flyover, LLC
(Issuer)

By:/s/ Cole Strehlow
(Signature)

Cole Strehlow
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Guy Short
(Signature)

Guy Short
(Name)

Chairman
(Title)

August 25, 2025
(Date)

/s/ Jacob Leis
(Signature)

Jacob Leis
(Name)

Manager
(Title)

August 25, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the management or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

Own the Media You Actually Trust

Tired of biased headlines and Big Tech algorithms controlling the news? So were 2.5 million others. That's why they turned to *The Flyover*. In just over 2 years, we've built a loyal, growing audience—and a profitable media company. Now, we're aiming to scale even faster. This is your chance to own a part of one of the fastest-growing media companies in America.

I'M READY TO INVEST

$2.00
Share Price

$750
Min. Investment

SEC Filings Offering Circular Investor Education


THEFLYOVER
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jointheflyover.com

INVESTMENT HIGHLIGHTS

A Media Powerhouse Built on Trust







**2.5M+
readers in
just 26months**

**11X return
on every
subscriber**

**9 new state
editions
launched in
14 months**

OPPORTUNITY

People Are Losing Their Trust in Legacy Media

Readers are sick of spin, bias, and stories that don't respect their values. Meanwhile, Big Tech platforms throttle organic reach and force most digital media companies to "rent" their audiences. But there's a shift underway. People want direct, personalized, and trustworthy content. *The Flyover* is leading that change.



SOLUTION

State and National News

Without the Media Bias, we deliver fact-first, no-spin news — highlighting the national and local stories that matter most. We do this through email, podcast distribution, and soon, text messaging.

Better Profit Margins

Direct advertiser relationships

Higher engagement

Stronger brand loyalty

TRACTION

We Have the Profits to Prove Our Model

Meeting our audiences with honest, unbiased and authentic content has contributed to growth in every aspect of our business.

Readers

Monthly Revenue

Net Income Margin



2.5M

$423K

716K

In Jus

30%+

2026

Open Rates

60-70% (well above industry average)[1]

Media Channels

Podcasts and text messaging

60-70%
Well Above Industry Average
42%
Industry Average

PODCAST

TESTIMONIALS

Why Readers Choose Us Over Mainstream Media

The reader loyalty that we're generating can't be faked.

I like the short synopsis of news, but my favorite are the links to pictures or more information on the topic.

Stevi S.
March 8, 2025

I love it. I am busy on the farm but this is so nice to read in the morning with my coffee.

Ralph I.
May 6, 2025

I think you're doing a great job! I love format of hitting the highlights and t of the day and including links for mc information if desired. It's easy to sc and choose the topics that interest r don't care about sports but always l at the current events. I enjoy respon to the question of the day.

Sue M.
March 4, 2025

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future

performance or success. No compensation was provided for these testimonials unless explicitly stated.


WHO WE ARE...
• A media company delivering unbiased, fact-based news daily—no spin, no political agenda.
• Over 5x the audience of CNN primetime (500K primetime viewers vs. our 2.5M readers).
• Legacy media has failed—The Flyover is filling the void with common sense news.
• Vision: Be the morning news lifeline for tens of millions of Americans.
• Mission: Straight facts. No spin. In your inbox, texts, or podcasts.
3000000
2500000
2000000
1500000
1000000
500000
0
Audience in Millions
NewsNation*
CNN*
The Flyover
Fox News*
2.5M READERS vs. FOX NEWS' 3M VIEWERS*
*Primetime viewers

Get the investor deck

Enter your email

DOWNLOAD DECK

Total Accessible Market of
70M TOTAL READERS


2.5M Active Newsletter Readers **3.6%**
Flyover Opportunity **96.4%**

MARKET POTENTIAL

70M+ Readers in Our Reach[2]

While we're enjoying rapid subscriber growth, our 2.5 million readers are only 3% of the total addressable market. The latest trends paint a clear picture of the demand for more honest, personalized news—and it goes beyond newsletters alone.

Text messaging and podcasts are **4X more profitable than email**

Personalized state-level content drives higher ROI

Dozens of newsletter exits

MORNING BREW	$75M	In 5 Years
INDUSTRY DIVE	$525M	In 10 Years
the HUSTLE	$27M	In 4 Years

Brands are ditching programmatic ads for direct audience targeting

COMPETITIVE ADVANTAGE

We Don't Rent Attention, We Own It

Most digital media companies rely on Facebook, X, and Google to reach their audiences. One algorithm change, and their traffic tanks. Not us. We control our distribution, which has led to better margins and stronger loyalty than even the best-known names in news.



2.5 million

Email list of 2.5 million

11X

return on every reader

5X

the audience of CNN primetime[3]

2.5M Readers v.s FOX News' 3M Vievers*

* Primetime viewers

ROADMAP

Here's Where Your Investment Goes

We're raising $5M to fuel our next phase of growth.

$3M Growth

Subscriber growth (new channels + state editions)

$500K

Data, analytics, and personalization tools

$500K

Hiring top-tier editorial and growth talent

$500K

Daily podcast expansion

$500K

Launching a texting platform



Get the investor deck

Enter your email   DOWNLOAD DECK

Exclusive Investor Perks

LIMITED TIME LEFT TO INVEST

1 Days   15 Hrs   17 Mins   3 Secs   **Next Milestone**

First Million

10%

Bonus Shares

I'M READY TO INVEST

Invest	Invest	If current subscriber to the newsletter
$10,000+	**$20,000+**	
Receive	Receive	Receive
5%	**10%**	**5%**
Bonus Shares	Bonus Shares	Bonus Shares

I'M READY TO INVEST   I'M READY TO INVEST   I'M READY TO INVEST

TEAM

Built by Believers in Better News Media

With decades of experience in media, marketing, and movement-building, we're on a mission to change how America gets its news.







Guy Short
Founder

READ MORE ⌄

Guy has 30+ years of experience in business, politics, and fundraising. He's the Founder of The Flyover and Board Chairman of Pop Acta Media. He's held senior roles on Capitol Hill and national campaigns. Guy lives in Texas with his wife of 32 years and has two children.

Jacob Leis
Founder

READ MORE ⌄

Jacob is a veteran in audience development with 25+ years of experience across digital marketing channels. As CEO of Pop Acta, he helps scale nonprofit and consumer brands. He lives in Fort Collins, Colorado with his wife and three children.

Cole Strehlow
CEO

READ MORE ⌄

Cole built The Flyover from the ground up, starting as the sole writer and growing it into a 30-person operation. With a background in digital fundraising, he helped raise over $10M before launching The Flyover. He lives in Fort Collins with his wife and two kids.

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an equity crowdfunding investment?**   ⌄

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investing? Are these investments risky?**   ⌄

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shares during the one-year lockup period:**   ⌄

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11. How can I learn more about a company's offering?   ⌄

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12. What if I change my mind about investing?   ⌄

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13. How do I keep up with how the company is doing?   ⌄

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have with DealMaker Securities?**   ⌄

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THEFLYOVER

Sources

[1] Average email open rate benchmark - Hubspot
[2] Digital News Report - Reuters
[3] MSNBC and CNN's decline in viewership - NY Post

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on

which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

EXHIBIT C
Subscription Agreement between Co-Issuer and Investor
(Attached)

FORM OF CO-ISSUER SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES OR BLUE-SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE-SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "*SEC*"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "*INTERMEDIARY*"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: The Flyover Subscriber Fund SPV, LLC
        c/o The Flyover, LLC
        1910 Thomes Avenue
        Cheyenne, Wyoming 82001

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("*Subscriber*") hereby subscribes for and agrees to purchase limited liability company membership units (the "*Securities*") of The Flyover Subscriber Fund SPV, LLC, a Delaware limited liability company (the "*Co-Issuer*"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B limited liability company common equity interests ("*Class B Units*") to be acquired from The Flyover, LLC, a Wyoming limited liability company (the "*Issuer*"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership units of the Co-Issuer which relate to Class B Units issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of May 9, 2025 (as the same may be amended or amended and restated from time to time, the "*Operating Agreement*"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.04, which includes a 3.0% Investor Processing Fee, subject to a maximum fee of $300, on each single investment in the Offering. The Co-Issuer may accept subscriptions until December 31, 2025 (the "*Offering Deadline*"). Provided that subscriptions for $10,001.30 worth of Securities are received, which also includes a 3.0% Investor Processing Fee on each transaction, subject to a maximum fee of $300 (the "*Target Offering Amount*"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "*Closing Date*").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "*Escrow Agent*") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Co-Issuer and Issuer. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b)   Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6). The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d)   Authority for Subscription Agreement. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Issuer's financial statements consisting of the audited balance sheet of the Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. Alice.CPA LLC, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had audited inception financials (the "***Inception Financial Statements***") prepared by Alice.CPA LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "*accredited investor*" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h)   Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "**Issuer**" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF THE FLYOVER, LLC ("FLYOVER"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN FLYOVER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT FLYOVER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Common Interests or any securities which may be converted into the Issuer's Common Interests, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Subscription Agreement and the performance of the obligations imposed by this Subscription Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Subscription Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Subscription Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Subscription Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Subscription Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscriber and the Co-Issuer or the Issuer), whether arising in tort or contract outside or under the provisions of this Subscription Agreement, shall be settled by mediation in Cheyenne, Wyoming. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Cheyenne, State of Wyoming. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a

nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 11</u>):

> If to the Co-Issuer, to:
>
> The Flyover Subscriber Fund SPV, LLC
> c/o The Flyover, LLC
> 1910 Thomes Avenue
> Cheyenne, Wyoming 82001
>
>
> If to the Issuer, to:
>
> The Flyover, LLC
> 1910 Thomes Avenue
> Cheyenne, Wyoming 82001
>
> If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with <u>Section 11(a)</u> or <u>11(b)</u> above.

12.   <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription

Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

The Flyover, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Other of The Flyover, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Other**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

The Flyover, LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                   (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

 DATED:

 INVESTOR: (Print Full Name of Investor)

                                                                By:

                                                                     (Signature)

                                                                Name of Signing Officer (if Entity):

                                                                Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in The Flyover, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in The Flyover, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Operating Agreement of Co-Issuer
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

THE FLYOVER SUBSCRIBER FUND SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of The Flyover Subscriber Fund SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of May 12, 2025 by and among the Company, The Flyover, LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by The Flyover, LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is The Flyover Subscriber Fund SPV, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 123 N College Ave, Suite 390, Fort Collins, CO 80524 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   <u>Management of the Company</u>. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   <u>Actions Requiring Approval of Members</u>. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   <u>Prohibited Actions</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   <u>Officers</u>. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on May 12, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, The Flyover, LLC, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Class B Units) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o The Flyover, LLC 123 N College Ave, Suite 390 Fort Collins, CO 80524 Email: jacob@popacta.com Attention: Jacob Leis, CEO of The Flyover, LLC
If to the Manager:	123 N College Ave, Suite 390 Fort Collins, CO 80524 Email: jacob@popacta.com Attention: Jacob Leis, CEO
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 <u>Remedies</u>. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 <u>Severability</u>. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 <u>Successors and Assigns</u>. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 <u>Amendment</u>. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 <u>Headings</u>. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 <u>Entire Agreement</u>. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

THE FLYOVER SUBSCRIBER FUND SPV, LLC

By: The Flyover, LLC, a Wyoming limited liability company,

Its Manager

By: DocuSigned by: Jacob Leis BA2DE142EA884C7...

Name: Jacob Leis

Title: CEO

[SIGNATURE PAGE TO THE FLYOVER SUBSCRIBER FUND SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Operating Agreement of Issuer, and Amendment Thereto
(Attached)

AMENDMENT TO THE OPERATING AGREEMENT OF THE FLYOVER, LLC

THIS AMENDMENT ("Amendment") to the Operating Agreement of The Flyover, LLC, dated February 24, 2023 (the "Operating Agreement"), is made effective as of [5/22/2025   ], by Pop Acta Media, LLC, a Florida Limited Liability Company, being the sole Initial Member of The Flyover, LLC (the "Company").

WHEREAS, the Initial Member desires to amend the Operating Agreement to establish two classes of membership units, designated as Voting Common Units and Non-Voting Units, to provide flexibility in membership structure while maintaining the Company's governance and economic framework;

WHEREAS, pursuant to Section 2.e.viii and Section 10.g of the Operating Agreement, amendments to the Operating Agreement require the unanimous affirmative vote and written consent of all Members, and the Initial Member has approved this Amendment;

NOW, THEREFORE, the Operating Agreement is hereby amended as follows:

1. **Addition of Section 2.r - Classes of Membership Units**: A new Section 2.r is added to the Operating Agreement as follows: "2.r. Classes of Membership Units. i. The Company shall have two classes of membership units: (a) Voting Common Units, which shall carry voting rights as specified in Section 2.e and participate in the management of the Company; and (b) Non-Voting Units, which shall have no voting rights on any matters requiring Member approval under this Operating Agreement, including but not limited to those listed in Section 2.e, but shall retain economic rights, including the right to receive distributions and liquidation proceeds proportional to their ownership percentage. ii. The allocation of Voting Common Units and Non-Voting Units among Members shall be set forth in Schedule A, as amended from time to time by the affirmative vote of 3/4 of all Members holding Voting Common Units, regardless of ownership percentage. iii. Non-Voting Units may be issued to new Members or existing Members upon approval pursuant to Section 2.a, provided that such issuance does not confer voting rights unless expressly approved by a unanimous vote of all Members holding Voting Common Units. iv. All references in this Operating Agreement to 'membership interests' or 'Interests' shall be deemed to include both Voting Common Units and Non-Voting Units, except where the context specifically indicates otherwise."

2. **Amendment to Section 2.a - Membership**: Section 2.a is amended by adding the following sentence at the end of the first paragraph: "Membership interests shall consist of Voting Common Units and Non-Voting Units, as set forth in Section 2.r and Schedule A, with the rights and obligations specified therein."

3. **Amendment to Section 2.e - Voting Rights**: Section 2.e is amended by adding the following sentence at the beginning of the section: "Only Members holding Voting Common Units shall be entitled to vote on matters submitted to a vote of the Members

pursuant to this Operating Agreement, Wyoming law, or otherwise. Members holding Non-Voting Units shall have no voting rights on any matters, including those listed in this Section 2.e."

4. **Amendment to Section 2.g - Right of First Refusal**: Section 2.g is amended by adding the following subsection at the end: "vi. Restriction on Non-Voting Units. Any transfer of Non-Voting Units to a third party shall not confer voting rights unless approved by a unanimous vote of all Members holding Voting Common Units. Any purported transfer of Non-Voting Units that attempts to grant voting rights without such approval shall be void and ineffective."

5. **Amendment to Section 2.i - Death of a Member**: Section 2.i is amended by adding the following sentence at the end: "In the event the decedent Member's interest includes Non-Voting Units, the estate shall receive such Non-Voting Units without voting rights, and any sale or purchase of such units shall comply with Section 2.g."

6. **Amendment to Section 2.j - Transfer of Interest due to Incapacity of Member**: Section 2.j is amended by adding the following sentence at the end: "In the event the Terminated Member's interest includes Non-Voting Units, such units shall remain non-voting, and any sale or purchase of such units shall comply with Section 2.g."

7. **Amendment to Schedule A**: Schedule A is amended and restated as follows: SCHEDULE A Members' Capital Contributions and Percent Ownership

Date	Member	Value of Capital Contribution	Voting Common Units	Non-Voting Units	Current Ownership %
02/24/2023	Pop Acta Media, LLC	$1,000	17,500,000	0	100%

8. **No Other Changes**: Except as expressly amended herein, all terms and conditions of the Operating Agreement shall remain in full force and effect.

9. **Governing Law**: This Amendment shall be governed by and construed in accordance with the laws of the State of Wyoming without regard to its conflict of laws provisions.

IN WITNESS WHEREOF, the undersigned, being all the Members of The Flyover, LLC, have executed this Amendment effective as of the date first written above.

[*Jacob Leis*] Name: Jacob Leis on behalf of Pop Acta Media, LLC

DocuSigned by:
BA2DE142EA884C7...

5/22/2025

OPERATING AGREEMENT OF

THE FLYOVER, LLC

THIS OPERATING AGREEMENT ("AGREEMENT") dated the 24th day of February, 2023 ("Effective Date") of The Flyover, LLC. (the "COMPANY") is entered into by Pop Acta Media, LLC, a Florida Limited Liability Company, collectively the "Initial Member", and such other persons or entities that may from time to time be admitted as members of the Company after the date hereof and in accordance herewith (collectively the "Members" or "Parties").

WHEREAS, the Parties organized a limited liability company (LLC) under the laws of the State of Wyoming on February 24, 2023 under the name of The Flyover.

THEREFORE, the Parties agree as follows:

1. COMPANY Details. The COMPANY details are as follows:
    a. Name. The name of COMPANY shall be: "The Flyover LLC".
    b. Formation. Effective as of February 24, 2023, the COMPANY was formed by the execution of the Articles of Organization and their filing with the Wyoming Secretary of State.
    c. Designees. For the named business entity Initial Member, the designee acting on behalf of such Initial Member shall be as follows:
        i. On behalf of Pop Acta Media, LLC., Jacob Leis.
    d. Purpose. COMPANY is organized for the following purposes:
        i. To engage in any lawful activity for which a limited liability company may be formed under Wyoming law; and
        ii. Such other activities directly related to and in furtherance of the foregoing as may be necessary, advisable, or appropriate, in the reasonable opinion of the Managers.
    e. Term. COMPANY shall continue in existence until dissolved pursuant to Wyoming law or in accordance with this AGREEMENT.

2. Members. Subject to all obligations and conditions as listed in this AGREEMENT, the membership of COMPANY and interests of Members shall be as follows:
    a. Membership. Each of the Parties to this AGREEMENT shall be a Member of COMPANY until such time as such Party ceases to be a Member in accordance with the provisions of Wyoming law, the Articles of Organization, or this AGREEMENT. Each of the Members shall maintain an ownership interest as specified in Schedule A herein, which may be amended by the Members pursuant to this agreement. No person or entity shall be admitted as an additional Member of the COMPANY except by the affirmative vote of ¾ of all Members, regardless of such Members' ownership interest percentage. The Parties shall not sell, transfer, convey, or engage in any transaction which will result in a change in the beneficial or record ownership of its respective individual ownership interest except as expressly authorized by this AGREEMENT. Any transfer or sale in contravention of this AGREEMENT shall be void and ineffective for any purpose and shall not confer on any transferee or purchaser any rights whatsoever.
    b. Duties of the Members. Members shall develop and agree upon the strategic vision of the COMPANY, and shall work together to fulfill the duties of the COMPANY.
    c. Fiduciary Duties. Members shall owe the COMPANY a duty of care and loyalty. Members shall discharge their duties in accordance with their good faith business judgment of the best

1

interests of the COMPANY. Notwithstanding the foregoing, and except as otherwise required by applicable law, Members shall only be held liable for breach of duty of care and loyalty where their actions constitute willful misconduct or knowing violations of criminal or securities law.

d. <u>Limited Liability.</u> Except as required by law, no Member shall be personally liable for any debt, obligation or liability of the COMPANY, whether arising in contract, tort or otherwise, solely by reason of being a Member of the COMPANY.

e. <u>Voting Rights.</u> The unanimous affirmative vote of the Initial Member, regardless of such Members' ownership interest percentage, shall be required to approve any matter submitted to a vote of the Members pursuant to this AGREEMENT, Wyoming law, or to approve any of the below transactions subject to the additional terms of this AGREEMENT:

    i. Approval of COMPANY's annual budget and any business plan prepared by COMPANY;

    ii. Approval of any contract, agreement, and/or commitment with a value in excess of one hundred thousand dollars ($100,000) or a term longer than twelve (12) months;

    iii. Approval of all contracts that are proposed to be entered into between the COMPANY and any third parties, except to the extent such responsibility has been designated to the Chief Executive Officer of COMPANY;

    iv. Approval of all distributions to the Members, except to the extent a distribution has been pre-authorized and scheduled in advance;

    v. Any acquisition by the COMPANY of an existing business for consideration with a fair market value in excess of ten thousand dollars ($10,000.00);

    vi. Any sale of interests or other equity securities of the COMPANY for consideration with a fair market value in excess of one thousand dollars ($1,000.00), including the conveyance, sale, transfer, assignment, pledge, encumbrance, or disposal of, or the granting of a security interest in, any assets of the COMPANY;

    vii. Any transaction pursuant to which the COMPANY would incur indebtedness for borrowed money in excess of one thousand dollars ($1,000.00);

    viii. Amendment of any public filing with a regulatory body, or of this AGREEMENT;

    ix. Dissolution of the COMPANY except where otherwise required by applicable Wyoming law;

    x. Approval of a merger or consolidation of the COMPANY with or into any other entity or of any conversion of COMPANY;

    xi. Approval of a sale or transfer of any assets of the COMPANY with a fair market value in excess of ten thousand dollars ($10,000.00);

    xii. Grant of a mortgage, lien, security interest or other encumbrance, or the suffering of any lien or encumbrance of any kind on any assets of the COMPANY;

    xiii. Vote on behalf of the COMPANY in dealings with other entities;

    xiv. Establishment, formation or incorporation of any subsidiary of the COMPANY;

    xv. Execution and delivery of any agreement, or completion of any transaction, or any material undertaking of any kind with a Member or any person who is an affiliate of a Member;

    xvi. Approval of a sale, assignment, transfer, or pledging of a Member's interest in the COMPANY or granting the right to become a substitute Member to an assignee of any part of a Member's interest in the COMPANY;

    xvii. Approval of the resignation of a Member;

    xviii. Approval of any debt of the COMPANY to be incurred outside the ordinary course of business; or

    xix. Approval of any other transaction of the COMPANY outside the ordinary course of business.

f. <u>Right to Compel Sale.</u>

    i.   No Member shall voluntarily or involuntarily transfer, assign, hypothecate, encumber or in any way alienate any of such Member's interest in the COMPANY at any time held, owned, or hereafter acquired by such Member, or any interest therein, except in accordance with and subject to the terms and conditions contained in this AGREEMENT.

    ii.   Any purported transfer in violation of any provision of this AGREEMENT shall be void and ineffectual, and shall not operate to transfer any interest or title into purported transferees.

    iii.   When used in this AGREEMENT "transfer" shall mean sell, assign, convey, donate, bequeath, transfer or otherwise dispose of (otherwise than by an involuntary transfer) and "encumber" shall mean mortgage, pledge, hypothecate or otherwise encumber or contract to use a collateral of a loan.

    iv.   Any sale of all or substantially all of the COMPANY's assets, a merger or consolidation, or sale of all of the interests in the COMPANY, shall be treated as a liquidation, and the consideration paid by the acquirer in connection therein (the "Total Consideration") shall be distributed among the Members in accordance with Section 9.

    v.   The Members agree that monetary damages will not fairly compensate the nonbreaching Members for the harm caused by a Member breaching this Section 2.f. As a result, the Members agree that equitable remedies, including injunctive relief are appropriate in the event of a breach of this Section 2.f. and that COMPANY shall not be required to post a bond or other surety to obtain any equitable remedy.

g. <u>Right of First Refusal.</u>

    i.   <u>First Refusal.</u> If any Member (the "Selling Member") desiring to dispose of any, or all, of such Member's interests in the COMPANY shall receive a bona fide offer in writing from a financially capable purchaser to purchase any, or all, of the Selling Member's interests in COMPANY, the Selling Member shall give written notice to the other Members and the COMPANY of such intention to make a transfer. The notice shall specify the name and address of the proposed transferee, the amount of the offered interest in COMPANY ("Offered Interest") then held or owned by the Selling Member that are being offered for sale, the price to be paid therefore, and the terms of such payment.

    ii.   <u>Review of Offer.</u> COMPANY and/or the other Members, upon receipt of such notice of proposed transfer, shall have the option ("First Option") to purchase the offered amount of the Offered Interest then held at the price and upon the terms of the bona fide offer by the proposed transferee. The First Option shall be exercisable within the twenty (20) calendar day period ("First Option Period") after the date of receipt of such notice to the Selling Member with a copy to the other Members. In determining whether or not COMPANY shall exercise the First Option, two (2) of the three (3) non-selling Members, regardless of interest held, must vote in favor of COMPANY purchasing such Offered Interest. If such purchase is approved, the Members shall have approved the sale of the Offered Interest to the COMPANY. COMPANY shall have the amount of time provided for in the bona fide offer, plus thirty (30) calendar days, to effect such purchase, the failure to do so shall thereafter void the Right of First Refusal with respect to such Members' interest, but shall not incur any damages.

    iii.   <u>Rejection.</u> In the event the COMPANY elects not to, or fails to, exercise its options to purchase the Offered Interest, the COMPANY shall have an additional five (5) calendar days after the expiration of the First Option Period to vote to reject the sale to the third party proposed transferee ("Board Option Period") by a unanimous vote of all non-selling Members. The effect of such rejection shall be to prevent the sale by the Selling Member.

      iv.   <u>Forced Sale Right.</u> In the event COMPANY votes to Reject such sale, the Selling Member may invoke, within five (5) days thereafter, a Right to Force a Sale to the COMPANY ("Forced Sale Right") based on the then Agreed Value (as defined in Section 2l) with the COMPANY and making no interest payments for the Offered Interest over a period of five (5) years, beginning not more than three (3) months from the invocation of the Forced Sale Right, with payments totaling at least twenty percent (20%) of the total amount due per year. Upon receipt of the first such payment, the Selling Member shall no longer be entitled to participate in the management affairs of COMPANY, vote, sell and/or purchase shares, or participate in any other way in the business of COMPANY. In the event the COMPANY fails to pay the full amount to the Selling Member over the five (5) year period in Forced Sale Right, the Selling Member shall be entitled to sell his/her/its remaining interest in COMPANY to a third party of his/her/its choosing free of the restrictions mandated herein.

      v.   <u>Approval.</u> If COMPANY does not reject the sale to a third party proposed transferee, and approves of a sale of the Selling Member's interest to a third party proposed transferee, via a vote of two (2) of the three (3) non-selling Members, regardless of interest held, the Selling Member may accept the terms of the bona fide offer from the third party proposed transferee within a ten (10) day period following the expiration of the Board of Directors Period. In the event a bona fide offer is accepted and the transaction consummated, the third party proposed transferee shall become a party to this AGREEMENT with respect to the Offered Interest and shall execute a counterpart to this AGREEMENT, which is a material condition to becoming a party to this AGREEMENT. Failure to execute a counterpart to this AGREEMENT shall render any transfer of any Offered Interest null and void. If the proposed transfer of the Offered Interest is not consummated within such ten (10) day period, the terms and conditions of this Section shall again apply to the Offered Interest.

h. <u>Involuntary Transfers.</u>

      i.   <u>In General.</u> Whenever a Member ("Involuntary Transfer Member") has any notice or knowledge of any attempted, impending or consummated involuntary transfer of, or lien, charge or other encumbrance upon, any of his/her/its membership interests, whether by operation of law or otherwise (collectively referred to herein as "Involuntary Transfer"), the Involuntary Transfer Member shall give immediate written notice thereof to all other Members. Such notice shall specify (1) the membership interest subject to the Involuntary Transfer (the "Involuntary Transfer Interest"), (2) the date of the Involuntary Transfer, (3) a description of the nature of the Involuntary Transfer, and (4) a copy of any written documents relating to the Involuntary Transfer.

      ii.   The recipient of the Involuntary Transfer Interest shall, at no time, be entitled to participate in the operations and management of the Company or cast any votes as a Member.

      iii.   Such notice by the Involuntary Transfer Member shall constitute an offer to sell all of the Involuntary Transfer Interest to the COMPANY. The Company shall be obligated to purchase the Involuntary Transfer Interest from the recipient of the Involuntary Transfer Interest, with an effective date of sale being not more than thirty (30) days from receipt of the Involuntary Transfer notice. The purchase price due shall be the then current Agreed Value (as defined in Section 2l) of the Involuntary Transfer Interest, plus interest at the prevailing market rate, to be paid over the course of ten (10) years, commencing from the date of sale of the Involuntary Transfer Interest to the Company. Whenever Company or any other Member has any notice or knowledge of any such attempted, impending or consummated Involuntary Transfer, it may give written notice thereof to the Involuntary Transfer Member.

iv. <u>Lapse.</u> In the event a dispute arises related to the Involuntary Transfer Interest or the Involuntary Transfer Member fails and/or refuses to abide by the terms of this AGREEMENT, the Members shall follow the terms for dispute resolution as set forth in Section 10.a of this AGREEMENT.

i. <u>Death of a Member.</u> Upon the death of any Member, or the death of a future member of Company, the decedent Member's interest shall transfer to the estate of the decedent Member; however, the estate shall neither have nor retain any management position and/or voting rights nor be entitled to participate in the management affairs of the COMPANY nor serve as an Officer of the Company. The Member's estate shall receive distributions pursuant to the decedent Member's ownership interest in the Company. The Member's estate may elect to sell its Interest pursuant to the terms outlined in Section 2.g, but the COMPANY, at any time, may unilaterally and at will, without such estate's consent, purchase any, or all, of the interest owned by the Member's estate at the then Agreed Value at the time of purchase.

j. <u>Transfer of Interest due to Incapacity of Member.</u> Upon the transfer of the interest to a conservator or guardian of a Member (the "Terminated Member"), the Terminated Member may retain such Member's Membership Interest in the Company but upon the date of incapacity of the Terminated Member, such Member may no longer participate in the management affairs of COMPANY, serve as an Officer, or retain any management position and/or voting rights in COMPANY. In the event the Terminated Member elects to retain such Membership Interests, the Terminated Member shall continue to receive distributions pursuant to such Member's ownership interest in COMPANY. At any time, the Terminated Member may elect to sell such Membership Interests pursuant to the terms outlined in Section 2.g, but that the COMPANY may, at any time, unilaterally and at will, purchase any or all of the interest owned by the Terminated Member at the then Agreed Value at the time of purchase.

k. <u>Purchase Price.</u> The purchase price per percent of interest to be paid on any purchase of such interest shall be the Agreed Value (as determined in Section 2.l) or if no Agreed Value has been determined by the Members, the purchase price shall be calculated as follows: within twenty (20) days of the date of the date of death, disability, the transfer of Interest to a conservator or qualifying event herein or as may subsequently be provided for, as the case may be, the deceased Member's estate, the Terminated Member, as the case may be, shall choose one accountant and the surviving or other Members shall choose a second accountant. The two accountants shall determine the fair market value of each percent of interest in the COMPANY. In the event that the two accountants shall fail within sixty (60) days of their appointment to determine such value, a third accountant shall be appointed by the two accountants within twenty (20) days after the expiration of the aforesaid sixty (60) days. Not more than sixty (60) days after the third accountant's appointment, the third accountant shall notify all Members of the value such third accountant has derived for each percent of interest in the COMPANY. The Purchase Price may fluctuate annually based on the then Agreed Value of a percentage of interest, excluding interest, and as defined in Section 2.l.

l. <u>Agreed Value.</u> The Members may at any time fix an agreed value (the "Agreed Value") of a percentage of Interest by Certificate of Agreed Value signed by all Members. If at any time when it becomes necessary to determine the value of a percentage of interest and a Certificate of Agreed Value is in existence and such Certificate of Agreed Value is dated within one year of the date as of when the value is to be determined, then the Agreed Value set forth in such Certificate shall be conclusive as the value and shall be accepted as the value as of the date on which the value shall be required or made for the purposes of Section 2.l. In no event shall a Certificate of Agreed Value be effective unless signed by all Members. The Members may at any time execute a new Certificate of Agreed Value which shall automatically replace all prior Certificates of Agreed Value, and in no event shall any but the last Certificate of Agreed Value be effective, if at all, for the purposes herein specified.

m. <u>Right to Inspect Records.</u> Subject to the terms of this AGREEMENT, Members have the right to inspect and copy COMPANY's books and records for the current fiscal year and the previous five (5) fiscal years at the COMPANY's principal business location. A Member's request to inspect records must be for a purpose reasonably relating to the Member's interests as a Member of COMPANY. Any Member requesting to inspect or copy any such records may designate in writing another person, agent or attorney to inspect records in accordance with Member's rights under this AGREEMENT.

n. <u>Restrictions and Covenants.</u>

   i. Restrictions and Non-Circumvention. The Parties acknowledge and agree once a business opportunity has been identified, or discussions related to a specifically identified potential project have begun, no party to this AGREEMENT, nor any Member, may pursue such project, or any related project, in its individual capacity without the written consent of the other Member(s). Further, Members shall not, without the prior written consent of the Member(s), attempt in any manner to deal directly or indirectly with any of the individuals or companies related to such project or by-pass, compete, avoid, circumvent, interfere with, disrupt, or attempt to circumvent COMPANY relative to any such project. This section shall not be construed to limit the professional or business activities of any Member, or such Member(s) individual owner(s), with respect to pre-existing employment, unrelated business relationships or activities, or the provision of legal services.

   i. No disparagement. The Parties to this AGREEMENT and Members shall not engage in any conduct or communications designed to disparage the COMPANY. Disparage shall mean any statements, actions or insinuations, made either directly or through a third party, that would tend to (i) lessen the standing or stature of an institution or individual in the eyes of an ordinary citizen; (ii) interfere with any business opportunity; or (iii) lessen any commercial advantage of the COMPANY.

   ii. Confidentiality. The Parties to this Agreement and each Member covenants and agrees that they will not, during the term of this AGREEMENT or any time thereafter for so long as the COMPANY remains in existence, communicate, divulge, discuss, use, furnish, disclose or make accessible, except in the ordinary course of the COMPANY's business, to anyone other than (i) such Member's attorneys, auditors, agents or affiliates who are advised of the confidential nature of such information, (ii) governmental authorities in connection with a legal requirement, and (iii) the COMPANY's attorneys and accountants, without the written consent of the COMPANY, information with respect to factual matters, designs, plans or projections, which are of a confidential or proprietary nature, or financial information relating to the business and activities of the Members, or the COMPANY if a reasonably prudent person would perceive such disclosure as being adverse to the interests of the COMPANY. This provision shall not apply to any information that is now or which subsequently becomes available in the public domain, provided such Member has not disclosed or caused to be disclosed such information so as to make it publicly available. All records, memoranda, calculations, letters, papers, lists, drawings, designs, and copies thereof or any other materials and documents concerning, affecting or relating to the business and activities of the COMPANY and of the Members, obtained by each Member from whatever source, are confidential and shall be plainly marked to show the confidential and proprietary nature thereof and to prevent the unauthorized use, reproduction, disclosure or other dissemination of the same.

   iii. The provisions of this Section 2.n shall survive any termination of this AGREEMENT indefinitely and shall apply regardless of whether or not a Party hereto remains a Member of the COMPANY. Each Member agrees any breach by it of this Section 2.n. will cause irreparable damage to the COMPANY and in the event of such breach the

COMPANY shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of such Members' obligations hereunder.

o. <u>Resignation.</u> At any time during the existence of COMPANY, a Member may submit a resignation of its Member Interest provided such resigning Member obtains written consent and approval by all Members. The resigning Member's interest in COMPANY shall be purchased by the remaining Members in accordance with the terms and pricing of Section 2.h.iii. of this AGREEMENT.

p. <u>Abdication.</u> At any time during the existence of COMPANY, a Member may abdicate the entirety of its Member interest without compensation of any kind. All other Members shall have their Member interest adjusted pro rata. Such abdication shall not operate to limit any liability, debt, or obligation of the abdicating Member that is imposed upon all Members arising out of the period prior to a notice of Abdication.

q. <u>Expulsion.</u> If any Member should be convicted of any felony criminal offense, or perform any of the acts prohibited by this AGREEMENT, such Member may be expelled from the COMPANY on unanimous vote of the remaining Members, and the expelled Member's interest in COMPANY shall be purchased by the COMPANY, and/or the remaining Members, at the then Agreed Value. No Expulsion shall be effective except upon such payment.

3. <u>Company Management.</u> Subject to the provisions of Wyoming law and any limitations in the Articles of Organization and this AGREEMENT as to action required to be authorized or approved by the Members, the business and affairs of the COMPANY shall be managed as follows by the Initial Member (hereinafter referred to as "Managers" for purposes of this Section 3):

a. <u>Management.</u> The management of COMPANY and all its powers shall be exercised by or under the direction of the Managers. In accordance with this AGREEMENT, Managers may NOT hire, designate, or delegate its authority to any agent, appointee, or representative for the purpose of any decision making associated with the powers listed below unless agreed to by a majority vote of all Members.

b. <u>Powers.</u> Without prejudice to such general powers, but subject to the same limitations including the requirement to submit to Members those matters set forth in Section 2.e. of this AGREEMENT, it is hereby expressly declared the Managers shall have the following powers so long as the Initial Member agrees to the action proposed pursuant to such powers:

    i. To invest the assets of the COMPANY in such manner as the Initial Member deems fit;

    ii. To conduct, manage and supervise the business and affairs of the COMPANY and to make such rules and regulations therefore not inconsistent with law or with the Articles of Organization or with this AGREEMENT, as the Initial Member shall deem to be in the best interests of the COMPANY;

    iii. To appoint on behalf of COMPANY and remove agents, employees, professionals and experts as the Initial Member may deem appropriate, prescribe their duties and fix their compensation;

    iv. To acquire real and personal property, arrange financing and enter into contracts and leases upon approval of the Initial Member;

    v. To borrow money and incur indebtedness for the purposes of the COMPANY and to cause to be executed and delivered therefore, in the COMPANY's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore;

    vi. To determine in their sole judgment the amount, manner of payment and date of any distributions to be made to Initial Member;

vii. To make any and all filings on behalf of the COMPANY and its Members as the Initial Member may deem necessary, including, without limitation, filings of articles or certificates with the Wyoming Secretary of State;

viii. To establish and maintain bank accounts and securities clearing and brokerage accounts on behalf of the COMPANY, to borrow funds and provide security therefore and to sign and accept all checks, notes and drafts on the COMPANY's behalf with the Initial Member's authorization; and

ix. To do generally all things in connection with any of the foregoing, generally oversee and administer the property, business and affairs of the COMPANY and to pay as COMPANY expenses all costs and expenses connected with the COMPANY's business and its operations and activities.

c. Officers. Subject to the provisions of applicable state law and the Articles of Organization, the Initial Member may determine from time to time to appoint one or more individuals as Officers of the COMPANY. Every Officer must be at least eighteen (18) years of age. An Officer need not be a Member of the Company, and any number of offices may be held by the same person. The Officers of the COMPANY may consist of a Chief Executive Officer, a President, a Secretary, and a Treasurer, who shall also be the Chief Financial Officer of the COMPANY, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other Officers as may be designated from time to time and appointed by the Members. Each Officer, including an Officer appointed to fill a vacancy, shall hold office at the pleasure of the Members until his or her successor is appointed and shall have the title, authority, duties and responsibilities assigned to him or her by the Members, except as otherwise provided by applicable state law. Any Officer may be removed, with or without cause, at any time by the Members. The Officers of the COMPANY shall be entitled to such compensation for their services as shall be determined by the Members.

4. Use and Ownership of COMPANY Property and Data. Any and all data either presently owned or hereafter acquired by COMPANY shall be owned by the COMPANY in whole. Any and all income derived from the data shall be distributed pursuant to this ownership allocation. No Member or Manager has any interest in any specific asset or property, real or intellectual, of COMPANY, all of which shall be held in the name of the COMPANY, or in the name of any designee the Members may, in their sole discretion, designate in writing.

5. Distributions. Subject to the reasonably anticipated business needs and opportunities of COMPANY, taking into account all debts, liabilities and anticipated or contingent obligations of COMPANY, working capital and other amounts which the Members deem necessary for COMPANY's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Members may resolve to distribute the net cash flow of COMPANY to the Members in accordance with Schedule B as amended from time to time upon a majority vote of all Members.

a. Tax Distributions. Without limiting the generality of this Section, if and to the extent COMPANY is earning income that will result in Members being subject to income tax on their distributive share of the COMPANY's income, the Manager(s), on a commercially reasonable best efforts basis, shall make minimum distributions to the Members in such amounts and at such times as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the COMPANY. For the purposes of such distributions, it shall be assumed the Members are taxable at the then highest applicable U.S. individual rate, federal, state and local to which any Member is subject, as determined in good faith by the Manager(s). Any such distribution shall be made on a non-discriminatory basis to all Members pro rata in accordance with their respective percentage of ownership interests. It is specifically recognized that in making an assumption as to tax liabilities of a Member, some Members may receive a distribution in excess of their actual tax liabilities, and some Members may receive a distribution that is less. Distributions to a Member pursuant to this Section 5 shall be treated as an advance on distributions to which such Member is entitled under Section 5 and shall be offset against and reduce the amounts such Member otherwise would receive under such Sections by the end of the taxable year.

b. <u>Withholding from Distributions.</u> To the extent COMPANY is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, COMPANY may withhold such amounts from any distribution and make such payments as so required. For purposes of this AGREEMENT, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

c. <u>Capital Accounts; Allocations</u>.

   i.   <u>Initial Investment.</u> The Members have made initial investments in the COMPANY through the transfer in whole of such Members' interests from different entities into COMPANY. The Members may, from time to time, make additional investments as needed which shall be approved by a vote of the Members, pursuant to Section 2.e. COMPANY may add additional investors as the opportunities arise and as desired by COMPANY, pursuant to Section 2.e.

   ii. <u>Capital Accounts</u>. A capital account ("Capital Account") shall be established and maintained for each Member in accordance with the rules as set forth in Treasury Regulations Section 1.704-1(b)(2)(iv). Upon execution of this AGREEMENT, each Initial Member shall contribute one dollar ($1.00) per Interest held into such Member's Capital Account. Thereafter, each Member's Capital Account shall be increased by (i) the amount of money contributed by such Member to the Company, (ii) the Gross Asset Value (as defined below) of any property contributed by such Member to the Company (net of liabilities secured by such contributed property the Company is considered to assume or take subject to under Code Section 752 at the time of such contribution), (iii) any liabilities of the Company the Member assumes (not including any liabilities accounted for in clause (ii) immediately above), and (iv) the amount of any Net Profits (as defined below) allocated to such Member. Each Member's Capital Account shall be decreased by (i) the amount of money distributed to such Member by the Company, (ii) the Gross Asset Value (as defined below) of any property distributed to such Member by the Company (net of liabilities secured by such distributed property such Member is considered to assume or take subject to under Code Section 752 at the time of such distribution), (iii) any liabilities of the Member the Company assumes (not including any liabilities accounted for in clause (ii) immediately above), and (iv) the amount of any Net Losses allocated to such Member. In addition, each Member's Capital Account shall be similarly adjusted for any Regulatory Allocations to such Member. This provision and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and the Manager(s) shall have the authority to interpret and apply the provisions of Sections 5and 9 herein, in a manner consistent with such Treasury Regulation and any amendment or successor provision thereto and in accordance with the intent the allocations are deemed to have substantial economic effect and mirror the economic benefits as reflected in such Sections 5 and 9 and 10.

   iii. <u>Allocation of Net Profits Generally</u>. Except as otherwise decided by the Members, or provided in Section 5.c.iv herein (in the case of a liquidation of the Company), the net profits shall be allocated to the Members in accordance with their respective ownership percentage.

   iv. <u>Allocation of Net Losses Generally</u>. Except as otherwise decided by the Members or provided in Section 5.c.iv herein (in the case of a liquidation of the Company), the net

9

losses shall be allocated to the Members, pro-rata in accordance with their positive Capital Account until they reach zero, and thereafter in accordance with their respective ownership percentage.

    v.   <u>Allocations in connection with a Liquidation of the Company</u>. Notwithstanding the provisions of Sections 5c.ii and 5c.iii above, net profits and net losses of the Company resulting from a "liquidation" (as defined in Section 9 herein) shall be allocated to the Members so a distribution in accordance with the resulting positive Capital Accounts will, to the extent possible, result in distributions to the Members in accordance with their respective ownership percentage.

   d. <u>Subsidiaries</u>. COMPANY may acquire or form subsidiaries upon approval of the Members, pursuant to Section 2.e. Any income earned by COMPANY through a subsidiary established, formed, and/or incorporated by COMPANY pursuant to this AGREEMENT shall be distributed by COMPANY in accordance with this AGREEMENT.

6. <u>Insurance.</u>

   a. <u>Maintenance of Insurance Coverage.</u> If authorized by the Members, pursuant to Section 2.e., COMPANY may maintain life insurance coverage on the lives of each of the Members. The proceeds of any such policies shall only be used to purchase the shares of the decedent Member. Each Member agrees to cause the policies to be endorsed so that all other Members and COMPANY must be notified in writing prior to any termination, nonrenewal, or cancellation of such policies. COMPANY may, but is not obligated to, acquire key man life and/or disability insurance policies on all or any of the Members, payable to COMPANY, to effectuate a full or partial purchase of a Member's interest.

   b. <u>Key Man Life Insurance Policy.</u> If desired, COMPANY is hereby permitted and authorized to purchase a key man life insurance policy upon each Initial Member or Initial Member's principal, the identity of whom shall be designated by each Initial Member if applicable. COMPANY shall be the sole beneficiary of any key man life insurance policy and the amount of said policy shall be determined by a unanimous vote of the Initial Member. Any Initial Member, or Initial Member's principal, who has a key man life insurance policy purchased by COMPANY in the Initial Member, or Initial Member's principal's name, shall complete all requisite paperwork within a reasonable time period and shall submit to any physical exams necessary to obtain and maintain said policy or such policy may be void.

7. <u>Accounting.</u>

   a. <u>Books and Records.</u> COMPANY shall use such methods of accounting in preparation of its financial reports and for tax purposes as the Members may deem appropriate and shall keep its books and records accordingly. COMPANY will deliver to each Member:

     i.   An unaudited balance sheet, statement of operations and statement of cash flows for each month within fifteen (15) days following the end of such month;

    ii.   An unaudited balance sheet, statement of operations, and statement of cash flows for each quarter within thirty (30) days following the end of such quarter; and

    iii. An audited balance sheet, statement of operations, and statement of cash flows for each fiscal year with ninety (90) days following the end of such year.

   b. <u>Bank Accounts.</u> The Members shall maintain the funds of the COMPANY in one or more separate bank accounts in the name of COMPANY and shall not permit the funds of the COMPANY to be commingled in any fashion with the funds of any other person or entity.

   c. <u>Accounting Decisions and Reliance on Others.</u> All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Members. The Members may rely upon the advice of the COMPANY's accountants as to whether such decisions are in accordance with accounting methods followed for U.S. federal income tax purposes or for purposes of any other jurisdiction in which the COMPANY does business or is required to file tax returns or reports under applicable law.

8. Dissolution. Subject to applicable Wyoming law and the Articles of Organization, COMPANY shall be dissolved and its affairs wound up upon the first to occur of the following events:
    a. The unanimous written consent of all Members;
    b. The occurrence of an event that makes it impossible or unlawful for the COMPANY to carry on its business;
    c. The entry of a decree of judicial dissolution under applicable Wyoming law; or
    d. As otherwise provided for in applicable Wyoming law.

9. Liquidation. Upon the occurrence of any of the events of dissolution as set forth in Section 8 ("Dissolution") of this AGREEMENT, COMPANY shall cease to engage in any further business, except to the extent necessary to perform existing obligations, and shall wind up its affairs and liquidate its assets. The Members, shall appoint a liquidating trustee (who may, but need not, be a Member) who shall have sole authority and control over the winding up and liquidation of COMPANY's business and affairs and shall diligently pursue the winding up and liquidation of the COMPANY in accordance with applicable Wyoming law.
    a. Profits. During the course of liquidation, the Members shall continue to share profits and losses as otherwise provided in this AGREEMENT, but there shall be no cash distributions to the Members until the Distribution Date, as defined below.
    b. Liabilities. Liquidation shall continue until COMPANY's affairs are in such a condition that there can be a final accounting, showing all fixed or liquidated obligations and liabilities of the COMPANY are satisfied or adequately provided for under this AGREEMENT. The assumption or guarantee in good faith of such obligations and liabilities by one or more financially responsible persons shall be deemed to be an adequate means of providing for such obligations and liabilities. When the liquidating trustee has determined there can be a final accounting, the liquidating trustee shall establish a date (not later than the end of the taxable year of the liquidation, i.e., the time at which the COMPANY ceases to be a going concern as provided in applicable Treasury Regulations, or, if later, ninety (90) days after the date of such liquidation) for the distribution of the liquidation proceeds (the "Distribution Date"). The net proceeds of liquidation of the COMPANY shall be distributed to the Members as provided in Section 5 no later than the Distribution Date.
    c. Settling of Accounts. Subject to applicable Wyoming law, upon the dissolution and liquidation of the COMPANY, the proceeds of liquidation shall be applied as follows:
        i.   First, to pay all expenses of liquidation and winding up;
        ii. Second, to pay all debts, obligations and liabilities of the COMPANY, in the order of priority as provided by law; and
        iii. Third, to establish reasonable reserves for any remaining contingent or unforeseen liabilities of the COMPANY not otherwise provided for, which reserves shall be maintained by the liquidating trustee on behalf of the COMPANY in a regular interest-bearing trust account for a reasonable period of time as determined by the liquidating trustee. If any excess funds remain in such reserves at the end of such reasonable time, then such remaining funds shall be distributed by the COMPANY to the Members.
    d. Distribution of Proceeds. Subject to applicable Wyoming law, upon final liquidation of the COMPANY but not later than the Distribution Date, the net proceeds of liquidation (after the application of proceeds pursuant to Section 9.c.) shall be distributed to all Members in accordance with such Member's Interests.
    e. Certificate of Cancellation. Upon dissolution and liquidation of the COMPANY, the liquidating trustee shall cause to be executed and filed with any applicable Wyoming authority such required documents as are in accordance with applicable Wyoming law.

10. <u>Miscellaneous.</u>
   a. <u>Dispute Resolution.</u>
      i. If a Member desires to declare a dispute (the "Declaring Member"), the Declaring Member must first notify in writing to the other Members that a dispute exists and the grounds of such dispute. The Members must then make their best efforts to resolve the dispute. In the event the dispute cannot be resolved, then the dispute shall be submitted to arbitration as specified herein. It is understood that a judgment on an award rendered, which may include an award of damages, may be entered in any court having jurisdiction thereof. The value assigned by the arbitrator shall be deemed the value of the applicable Interest for purposes of this section.
      ii. Except any disputes arising from or related to the enforcement of Section 2.n of this AGREEMENT, the Parties agree all disputes arising from or related to this AGREEMENT shall be submitted to a single arbitrator for binding arbitration under proceedings conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then in effect. A single neutral arbitrator mutually agreed upon by the Parties shall administer the arbitration in a mutually agreeable accredited law school ADR or arbitration program, center or clinic. The award of the arbitrator shall be limited to remedies otherwise available in court and shall include a written explanation of the decision. The non-prevailing party shall bear the fees of arbitration and the other party's reasonable attorneys' fees. Judgment on the award rendered by the arbitrator may be entered in any Court having jurisdiction thereof.
   b. <u>Notices.</u> Any notices required or permitted to be given hereunder shall be given in writing delivered by electronic mail. Such notices shall be addressed as follows:

If to Company:	The Flyover, LLC 1910 Thomes Ave. Cheyenne, WY 82001-3527

   c. <u>Governing Law.</u> This AGREEMENT shall be governed by and construed in accordance with the laws of the State of Wyoming without regard to its conflict of laws provision.
   d. <u>No Waivers.</u> The failure of any Party hereunder to insist upon strict performance of any of the terms or conditions of this AGREEMENT shall not be deemed to be a waiver of any rights or remedies of such party in respect of any other provision hereof or in respect to any subsequent breach or default under such term or condition.
   e. <u>Successors and Assigns.</u> No Party to this AGREEMENT may assign any of its rights or delegate any of its obligations under this AGREEMENT without the prior written consent of all other Parties to this AGREEMENT and as specified herein. Subject to the foregoing, this AGREEMENT shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, assigns, distributes and legal representatives, subject to the terms hereof, but in no event shall options to purchase granted hereunder be assignable except to those transferees of Interests who thereafter become parties to this AGREEMENT.
   f. <u>Survival.</u> Rights and obligations which by their nature should survive termination of this AGREEMENT shall remain in full force and effect following termination or expiration hereof.
   g. <u>Entire Agreement.</u> The terms set forth in this AGREEMENT constitute the full and complete agreement between the Parties, and any modifications or amendments to this AGREEMENT must be written and signed by all Parties. This AGREEMENT may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument. If any paragraph, sentence, term or provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of any other paragraph, sentence, term and provision hereof.

IN WITNESS WHEREOF, the Parties have executed this AGREEMENT effective as of the date first written above.

DocuSigned by:

Jacob Leis
_____
BA2DE142EA884C7...

Name: Jacob Leis
On behalf of Pop Acta Media, LLC

SCHEDULE A

Members' Capital Contributions and Percent Ownership

Date	Member	Value of Capital Contribution	Current Ownership %
02/24/2023	Pop Acta Media, LLC A Florida Limited Liability Company	$ 1,000	100%

MEETING MINUTES

from

THE ORGANIZATION MEETING

of

THE FLYOVER, LLC

The Organizer, **MATTHEW A. WALKER** of **OLSEN LEGAL GROUP LLC** and the Member **POP ACTA MEDIA, LLC, A FLORIDA LIMITED LIABILITY COMPANY,** met by agreement on **February 24, 2023,** for the purpose of organizing **THE FLYOVER, LLC**.

OLSEN LEGAL GROUP, counsel for the LLC, reported that on **February 24, 2023**, the *Articles of Organization* were received by the Secretary of State of Wyoming and were filed on **February 24, 2023**, with the Secretary of State of Wyoming. **OLSEN LEGAL GROUP** further reported that as of **February 24, 2023**, the LLC was a duly constituted Wyoming limited liability company, having received its *Certificate of Organization* that same day.

The Member, **POP ACTA MEDIA, LLC**, confirmed and approved the LLC's *Operating Agreement* in the form presented at the meeting.

Born of this meeting were the following *Resolutions*, which were unanimously adopted:

RESOLUTION 1: Indemnification of Organizer

> **BE IT RESOLVED**, The Organizer of the LLC, **MATTHEW A. WALKER** of **OLSEN LEGAL GROUP**, has acted at the instruction of the Initial Member of the LLC, and the LLC ratifies all actions taken and completed by **MATTHEW A. WALKER**, and in consideration of his services as Organizer to the LLC, the LLC hereby agrees to indemnify and save him harmless for all actions taken by him as Organizer of the LLC.

RESOLUTION 2: Banking Resolution

> **BE IT RESOLVED**, that **POP ACTA MEDIA, LLC**, as the Member of the LLC, be and hereby ies, authorized in the name and on behalf of the LLC to establish such bank accounts with such financial institutions and in such locations as they, in their sole and absolute discretion, shall deem necessary or desirable, and such bank accounts shall be established in accordance with and governed by the general rules and regulations of such financial institutions.

> **BE IT FURTHER RESOLVED** that **POP ACTA MEDIA, LLC**, hereby approves and adopts any and all additional depository resolutions required

Minutes from the Organization Meeting of The Flyover, LLC
OLSEN LEGAL GROUP, LLC
204 East 22nd Street
Cheyenne, WY 82001

Page 1 of 2

by any such financial institutions as may be necessary to facilitate the establishment of such financial accounts.

BE IT FURTHER RESOLVED, that **POP ACTA MEDIA MEDIA, LLC**, is hereby authorized to certify to any such financial institution that the depository resolutions in the particular form required by such financial institution was duly adopted and approved by the Member of the LLC as of the date of this meeting, or any date subsequent hereto.

RESOLUTION 3: Issuance of Membership Interest in the LLC

BE IT RESOLVED that **POP ACTA MEDIA, LLC,** is issued one hundred percent (100%) membership interest in **THE FLYOVER, LLC** in consideration of his capital contributions to the LLC.

RESOLUTION 4: Adoption of Fiscal Year

BE IT RESOLVED, that the LLC adopts as its accounting period the fiscal year (calendar year) ending December 31 and that the LLC's books of account shall be maintained, the LLC's income shall be computed, and the LLC's tax returns shall be filed upon the basis of such fiscal year.

RESOLUTION 5: Appointment of Manager

BE IT RESOLVED, that the LLC appoints **POP ACTA MEDIA, LLC**, to act as Initial Manager of the LLC with all duties, responsibilities, powers, and rights as outlined in the LLC's Bylaws.

The Member of the LLC will commence the business of the LLC pursuant to the *Articles of Organization*, the LLC's *Operating Agreement*, these *Minutes*, and as may be necessary to carry out the purpose of the LLC.

There being no further business for the good of the LLC, the meeting was unanimously adjourned.

WHEREFORE, the undersigned, the Organizer and the Member of The Flyover, LLC, hereby waive all notice of this Organization Meeting and consent to all action taken at this meeting as shown in these *Minutes from the Organization Meeting*.

_____
MATTHEW A. WALKER, Organizer
Olsen Legal Group, LLC
204 East 22nd Street
Cheyenne, WY 82001

DocuSigned by:

Jacob Leis

BA2DE142EA884C7...
_____
Pop Acta Media, LLC, Member

Minutes from the Organization Meeting of The Flyover, LLC
OLSEN LEGAL GROUP, LLC
204 East 22nd Street
Cheyenne, WY 82001

Page 2 of 2

BANK RESOLUTION
of
THE FLYOVER, LLC

Pursuant to the organizational minutes of the initial meeting of the Member of **THE FLYOVER, LLC**, the following resolution is made:

1. **THE FLYOVER, LLC** adopts Capital Bank located in Rockville, state of Maryland as the financial institution for the Company.
2. The Members, **POP ACTA MEDIA, LLC**, a Florida Limited Liability Company, is hereby authorized and directed to execute the company resolution and, when so executed, it will become a binding obligation on the Company.
3. It was further resolved that a copy of this resolution as completed and signed be annexed to the Minutes.

DATED this 24 **day of** February, **2023**.

DocuSigned by:

Jacob Leis

BA2DE142EA884C7

Pop Acta Media, LLC, Member

EXHIBIT F
Form of Subscription Agreement between Co-Issuer and Issuer
(Attached)

NON-VOTING UNITS PURCHASE AGREEMENT

This Non-Voting Units Purchase Agreement (this "*Agreement*") is made as of this _____ day of _____, 2025 by and between The Flyover, LLC, a Wyoming limited liability company (the "*Company*"), and The Flyover Subscriber Fund SPV, LLC, a Delaware limited liability company (the "*SPV*" or "*Purchaser*," and together with the Company, the "*Parties*"). The Parties hereby agree as follows:

1. **Purchase and Sale of Non-Voting Units**.

    1.1   Sale and Issuance of Non-Voting Units. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as hereinafter defined) and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ units of the Company's Non-Voting Units (the "*Non-Voting Units"* or "*Non-Voting Unit*," as applicable) at a purchase price of $2.00 per Non-Voting Unit (the "*Price*").

    1.2   Closing. The purchase and sale of the Non-Voting Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "*Closing*"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (collectively, the "*Transaction Documents*").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and correct in all material respects as of the date of the Closing, except as otherwise indicated:

    2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   Valid Issuance of the Non-Voting Units. The Non-Voting Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Articles of Organization or Operating Agreement, as amended, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Non-Voting Units for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that it considers necessary or appropriate for deciding whether to invest in the Non-Voting Units, including the Company's Articles of Organization and Operating Agreement, as amended, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Non-Voting Units.

3.3 Speculative Investment. The Purchaser is aware that its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing its financial condition, to hold the Non-Voting Units for an indefinite period and to suffer a complete loss of its investment in the Non-Voting Units.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Non-Voting Units, and that the Company has made no assurances that a public market will ever exist for the Non-Voting Units.

3.6 No Reliance on Other Persons. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.7 Residence. The office of the Purchaser in which its principal place of business is located is identified in the address of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4. **Transfer Restrictions**.

4.1 "Market Stand-Off" Agreement. Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "***IPO***") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Non-Voting Units (or other securities, whether such Non-Voting Units or any such other securities are then owned by the Purchaser or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Non-Voting Units, in cash, or otherwise. The foregoing provisions of this Section 4.1 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Purchaser only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 4.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 4.1 or that are necessary to give further effect thereto.

For purposes of this Section 4.1, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company's Shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of the Purchaser's registrable securities of the Company (and the Non-Voting Units or securities of every other person subject to the restriction contained in this Section 4.1):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF THE FLYOVER, LLC ("THE FLYOVER"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE FLYOVER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE FLYOVER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

4.2   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Non-Voting Units or any securities which may be converted into the Non-Voting Units unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 3 and the undertaking set out in Section 4.1 of this Agreement and:

(a)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(b)   the Purchaser has (i) notified the Company of the proposed disposition; (ii) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (iii) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Company's securities to any competitor of the Company, as determined in good faith by the Company.

5.   **General Provisions**.

5.1   Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Non-Voting Units outlined herein.

5.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wyoming, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the Party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section.

5.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Non-Voting Units, and each future holder of all such securities, and the Company.

5.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party hereunder, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

5.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Company's Articles of Organization, the Operating Agreement, as amended, and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

5.12   Securities Law Restrictions. Regardless of whether the offering and sale of Non-Voting Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Non-Voting Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

The Flyover Subscriber Fund SPV, LLC, a Delaware limited liability company

By: The Flyover, LLC, a Wyoming limited liability company
Its Manager

By: _____
Name: Cole Strehlow
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

The Flyover, LLC, a Wyoming limited liability company

By: _____
Name: Cole Strehlow
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Non-Voting Units Purchased	Aggregate Purchase Price
The Flyover Subscription Fund SPV, LLC	1910 Thomes Avenue, Cheyenne, Wyoming 82001	_____	_____

EXHIBIT G
Financial Statements
(Attached)

The Flyover, LLC

(a Wyoming Limited Liability Compnay)

Audited Financial Statements

As of the year ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

The Flyover, LLC

Table of Contents





Alice CPA

Independent Auditor's Report

May 22, 2025
To: Board of Directors of The Flyover, LLC
Attn: Cole Strehlow, CEO
Re: 2024-2023 Financial Statement Audit – The Flyover, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of The Flyover, LLC, which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of The Flyover, LLC as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Flyover, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Flyover, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Flyover, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Flyover, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 22, 2025



THE FLYOVER, LLC
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 180,783	$ 30,651
Accounts Receivable	464,301	59,963
Total Current Assets	645,084	90,614
Total Assets	$ 645,084	$ 90,614
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 481,044	$ 64,050
Credit cards	186	4,890
Current portion of notes payable	10,219	-
Other current liabilities	12	-
Total Current Liabilities	491,461	68,940
Long-Term Liabilities		
Notes payable, net of current portion	481,036	175,000
Total Long-Term Liabilities	481,036	175,000
Total Liabilities	972,497	243,940
Members' Equity		
Members contributions	1,000	1,000
Retained Earnings/ (Accumulated deficit)	(328,413)	(154,326)
Total Members' Equity	(327,413)	(153,326)
Total Liabilities and Members' Equity	$ 645,084	$ 90,614

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER, LLC
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 2,367,457	$ 324,163
Cost of Revenues	(555,729)	(133,861)
Gross Profit	1,811,728	190,302
Operating Expenses		
Advertising and marketing	517,793	206,273
General and administrative	903,013	52,578
Data acquisition	452,944	59,374
Professional services	98,024	22,512
Total Operating Expenses	1,971,774	340,737
Other Expense		
Interest expense	14,041	3,891
Total Other Expense	14,041	3,891
Net Income (Loss)	$ (174,087)	$(154,326)

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance as of February 24, 2023 (inception)	$ -	$ -	$ -
Members' contributions	1,000	-	1,000
Net loss	-	(154,326)	(154,326)
Balance as of December 31, 2023	1,000	(154,326)	(153,326)
Members' contributions	-	-	-
Net loss	-	(174,087)	(174,087)
Balance as of December 31, 2024	$ 1,000	$ (328,413)	$ (327,413)

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (174,087)	$ (154,326)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivable	(404,338)	(59,963)
Accounts payable	416,994	64,050
Credit cards	(4,704)	4,890
Other current liabilities	12	-
Net cash provided by (used in) operating activities	(166,123)	(145,349)
Cash Flows from Investing Activities	-	-
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Proceeds from loan	322,029	175,000
Repayment of loan	(5,774)	-
Member contribution	-	1,000
Net cash used in financing activities	316,255	176,000
Net change in cash and cash equivalents	150,132	30,651
Cash and cash equivalents at beginning of year	30,651	-
Cash and cash equivalents at end of year	$ 180,783	$ 30,651
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

The Flyover, LLC (which may be referred to as the "Company", "we," "us," or "our") is a Wyoming limited liability company formed on February 24, 2023. The Company is a wholly-owned subsidiary of Pop Acta Media, LLC.

The Company produces a daily newsletter and state-level editions aimed at delivering succinct news to readers in "Flyover Country"—regions outside the traditional U.S. coastal centers. Content spans politics, sports, business, science, technology, and more; it is condensed into a single, easy-to-read email each weekday.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, cash and cash equivalents amounted to $180,783 and $30,651, respectively.

THE FLYOVER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

Receivables and Credit Policy

Trade receivables from advertising partners and payment processors are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2024 and 2023.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenue primarily through advertisement placements, affiliate advertisements, reader tips and co-registration income.

THE FLYOVER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

- Direct advertisement sales – recognized when the advertisement is published.
- Affiliate advertisements – revenue is recognized when a user clicks on an advertisement placed on the Company's newsletter and is billed on a pay-per-click basis.
- Reader tips – these are direct donations through Stripe and are recognized upon receipt.
- Co-registration income – revenue is recognized over the term of the subscription.

For the years ended December 31, 2024 and 2023, the Company recognized revenue of $2,367,457 and $324,163, respectively.

Cost of Revenue

Cost of revenue includes email deployment costs, content production, merchant fees. Email deployment costs directly relate to delivering the newsletter to readers. For content production, cost consists of payments to writers and editors. For merchant fees, costs consist of payment processing fees. Dues and subscriptions include Cost of revenue is recognized in the same period as the related revenues to appropriately match revenue with the associated costs. The Company incurred $555,729 and $133,861 in cost of revenue for the years ended December 31, 2024 and 2023, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS PAYABLE

On March 1, 2023, the Company entered into a loan agreement with Pop Acta Media, LLC for a principal amount of $185,000. As of December 31, 2023, the Company received $175,000 of the loan proceeds and the remaining $10,000 was received in July 2024. The loan bears interest of 3.74% per annum, compounded annually, calculated on the outstanding principal balance. The repayment of the principal amount of the loan shall be open-ended, meaning the Company may repay the principal at any time. While interest payment is due on March 1, 2024, and subsequent interest payments due on the same day of each year thereafter.

On May 10, 2024, the Company entered into a loan agreement with L deMae LLC, a related party that holds a 31% ownership in Pop Acta Media, LLC, for a principal amount of $312,029. The loan bears interest at 3.89% per annum. Repayment is due monthly at $1,848 which is applied to the principal and interest. The entire balance of the loan shall be repaid, less all principal repayments, in full by November 1, 2029.

THE FLYOVER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

As of December 31, 2024, the current and noncurrent portion of the loan was $10,219 and $481,036, respectively. As of December 31, 2023, the loan has a balance of $175,000 presented as long-term liability. Interest incurred on these loans amounted to $14,041 and $3,891 for the years ended December 31, 2024 and 2023, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares certain personnel, office rent and IT facilities with Pop Acta Media LLC and O2M Digital. Costs are allocated based on each Company's headcount and are charged at cost. As of December 31, 2024 and 2023, the Company incurred service fees of $930,941 and $64,000, respectively.

The Company entered into a loan agreement with L deMae LLC for a principal amount of $312,029 and another loan agreement with Pop Acta Media, LLC for a total facility of $185,000 as disclosed in Note 3.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

Operating Agreement with Pop Acta Media, LLC

On February 24, 2023, an Operating Agreement was entered into by the Company and Pop Acta Media, LLC, collectively the "Initial Members", which governs the management and operations of the Company, as well as the rights and obligations of the members.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2023 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

NOTE 7 – SUBSEQUENT EVENTS

Amendment to the Operating Agreement with Pop Acta Media, LLC

On May 22, 2025, the Initial Members amended the Operating Agreement to establish two classes of membership units, designated as Voting Common Units and Non-Voting Units to provide flexibility in membership structure while maintaining the Company's governance and economic framework.

Pop Acta Media, LLC's capital contribution of $1,000 is now designated as Voting Common Units.

THE FLYOVER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

Management Evaluation

Management has evaluated subsequent events through May 22, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

The Flyover Subscriber Fund SPV, LLC

(a Delaware Limited Liability Compnay)

Audited Financial Statements

As of May 12, 2025 (date of inception)

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

The Flyover Subscriber Fund SPV, LLC

Table of Contents





Alice CPA

Independent Auditor's Report

June 17, 2025
To: Board of Directors of The Flyover Subscriber Fund SPV, LLC
Attn: Cole Strehlow, CEO
Re: Inception Financial Statement Audit – The Flyover Subscriber Fund SPV, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of The Flyover Subscriber Fund SPV, LLC, which comprise the balance sheets as of the date of inception May 12, 2025, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of The Flyover Subscriber Fund SPV, LLC as of the date of inception May 12, 2025, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Flyover Subscriber Fund SPV, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Flyover Subscriber Fund SPV, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Flyover Subscriber Fund SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Flyover Subscriber Fund SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 17, 2025



THE FLYOVER SUBSCRIBER FUND SPV, LLC
BALANCE SHEET
As of May 12, 2025 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Total Liabilities		-

Members' Equity

Members contributions		-
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		-

Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER SUBSCRIBER FUND SPV, LLC
INCOME STATEMENT
As of May 12, 2025 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Rent		-
Professional services		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER SUBSCRIBER FUND SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of May 12, 2025 (date of inception)
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	-	-
Balance as of May 12, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER SUBSCRIBER FUND SPV, LLC
STATEMENT OF CASH FLOWS
As of May 12, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

THE FLYOVER SUBSCRIBER FUND SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 12, 2025 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

The Flyover Subscriber Fund SPV, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ("the Agreement") dated May 12, 2025. The Company was formed on May 12, 2025 with the intent of serving as the crowdfunding vehicle for The Flyover, LLC, a Wyoming Limited Liability Company.

The Company will undertake the limited purpose of acquiring, holding and disposing of securities issued by The Flyover, LLC ("Crowdfunding Issuer"), which will also serve as the Manager of the Company.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of May 12, 2025, the Company had no cash and cash equivalents.

Fair Value Measurements

THE FLYOVER SUBSCRIBER FUND SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 12, 2025 (INCEPTION)
(AUDITED)

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of May 12, 2025.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – EQUITY

As of May 12, 2025, the Company has not yet received any investments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

THE FLYOVER SUBSCRIBER FUND SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 12, 2025 (INCEPTION)
(AUDITED)

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 17, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.